Exhibit 99.4

AssemblÉe gÉnÉrale extraordinaire des Actionnaires 27 Juin 2025	extraordinary general shareholders’ meeting 27 June 2025

Procuration	Proxy

Cette procuration doit être utilisée par les titulaires de titres de MDxHealth SA (la “Société”) qui désirent être représentés par un mandataire spécial à l’assemblée générale extraordinaire des actionnaires de la Société à tenir le vendredi 27 juin 2025 à 16h00 (heure belge). Nonobstant ce qui précède, les titulaires d’Actions Américaines (telles que définies ci-dessous) qui souhaitent désigner un mandataire sont vivement encouragés à utiliser la carte de procuration américaine (U.S. proxy card) qui leur a été fournie et à suivre les instructions qui l’accompagnent.	This proxy should be used by holders of securities of MDxHealth SA (the “Company”) who want to be represented by a proxy holder at the extraordinary general shareholders’ meeting of the Company to be held on Friday, 27 June 2025, at 4:00 p.m. (Belgian time). Notwithstanding the above, holders of U.S. Shares (as defined below) who want to appoint a proxy are strongly encouraged to use the U.S. proxy card provided to them and according to the accompanying instructions.

Les actions de la Société se composent : (a) d’actions inscrites dans la composante du registre des actions de la Société qui est tenue en Belgique et qui est maintenue par Euroclear Belgium (le “Registre Belge des Actions” et, les actions reflétées dans le Registre Belge des Actions, les “Actions Européennes”), et qui ne peuvent pas être négociées sur le Nasdaq tant qu’elles n’ont pas été repositionnées en Actions Américaines (telles que définies ci-dessous), et (b) d’actions inscrites directement ou indirectement dans la composante du registre des actions de la Société tenue aux États-Unis et qui est maintenue par Computershare (le “Registre Américain des Actions” et, les actions figurant dans le Registre Américain des Actions, les “Actions Américaines”), et qui peuvent être négociées sur le Nasdaq.

The Company’s shares are comprised of: (a) shares that are reflected in the component of the Company’s share register that is held in Belgium and which is managed by Euroclear Belgium (the “Belgian Share Register” and, the shares reflected in the Belgian Share Register, the “European Shares”), and that cannot be traded on Nasdaq until they have been repositioned into U.S. Shares (as defined below), and (b) shares that are reflected directly or indirectly in the component of the Company’s share register that is held in the United States and which is managed by Computershare (the “U.S. Share Register” and, the shares reflected in the U.S. Share Register, the “U.S. Shares”), and that can be traded on Nasdaq.

Cette procuration ne constitue pas une sollicitation publique de procuration au sens des article 7:145 du Code des sociétés et des associations.	This proxy does not constitute a proxy solicitation in the sense of article 7:145 of the Belgian Companies and Associations Code.

La procuration doit être signée de façon écrite ou électroniquement.	The proxy must be signed in writing or electronically.

La procuration signée et complétée doit parvenir à la Société au plus tard le deuxième jour ouvrable qui précède l’assemblée générale extraordinaire des actionnaires, soit le, ou avant le, mercredi 25 juin 2025 (la “Date limite de Notification”) au plus tard. Jusqu’à cette date, les procurations peuvent être envoyées à l’adresse suivante:	The signed and completed proxy must reach the Company at the latest on the second business day prior to the extraordinary general shareholders’ meeting, i.e. on or before Wednesday, 25 June 2025 (the “Notification Deadline”) at the latest. Until the Notification Deadline, proxies can be sent to the following address:

MDxHealth SA A l’attention de M. Ron Kalfus Secrétaire de la Société CAP Business Center Zone Industrielle des Hauts-Sarts Rue d’Abhooz 31, 4040 Herstal Belgique	MDxHealth SA Attention Mr. Ron Kalfus Company Secretary CAP Business Center Zone Industrielle des Hauts-Sarts Rue d’Abhooz, 31 4040 Herstal, Belgium

ou par courrier électronique à :	or by e-mail to:

agsm@mdxhealth.com	agsm@mdxhealth.com

Les titulaires de titres de la Société qui désirent être représentés par procuration doivent aussi s’enregistrer à l’assemblée générale extraordinaire des actionnaires, tel que décrit dans l’invitation à l’assemblée générale extraordinaire des actionnaires. Les titulaires d’Actions Européennes dématérialisés doivent joindre à ce formulaire un certificat délivré par le teneur de compte agréé ou le dépositaire central de titres pour les actions concernées, confirmant le nombre d’Actions Européennes dématérialisées ayant été enregistrés à leur nom à la date d’enregistrement (soit le lundi 23 juin 2025, à minuit (00h00, heure belge)) (la “Date d’Enregistrement”) et avec lesquelles ils veulent participer à l’assemblée générale extraordinaire des actionnaires. Les titulaires d’Actions Américaines inscrites indirectement dans le Registre Américain des Actions, par l’intermédiaire de CEDE & Co, le détenteur désigné des Actions Américaines détenues pour les bénéficiaires effectifs via le système DTCC, doivent joindre au présent formulaire un certificat d’un courtier, d’une institution financière ou d’un autre intermédiaire confirmant leur propriété des Actions Américaines à la Date d’Enregistrement, avec lesquelles ils souhaitent participer à l’assemblée générale extraordinaire des actionnaires.	Holders of securities of the Company who wish to be represented by proxy must also register for the extraordinary general shareholders’ meeting, as described in the notice convening the extraordinary general shareholders’ meeting. Holders of dematerialised European Shares must attach to the present form a certificate issued by the certified account holder or the central securities depositary for the shares concerned, confirming the number of dematerialised European Shares that have been registered in their name on the registration date (i.e., Monday, 23 June 2025, at midnight (12:00 a.m., Belgian time)) (the “Registration Date”), with which they want to participate to the extraordinary general shareholders’ meeting. Holders of U.S. Shares reflected indirectly in the U.S. Share Register, through CEDE & Co., the nominee holder of the U.S. Shares held for the beneficial owners through the DTCC system, must attach to the present form a certificate from a broker, financial institution or other intermediary confirming their ownership of U.S. Shares on the Registration Date, with which they want to participate to the extraordinary general shareholders’ meeting.

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La Société recommande d’utiliser le courrier électronique pour toute communication avec la Société concernant l’assemblée générale des actionnaires.	The Company recommends to use e-mail for all communication with the Company regarding the general shareholders’ meeting.

Le/La soussigné(e),	The undersigned

Prénom / First name:
Nom de famille / Family name:
Adresse / Address:
ou / or
Dénomination / Corporate name:
Forme juridique / Corporate form:
Siège / Registered office:

Représenté par (prénom, nom de famille et
qualité) / Represented by (first name, family
name and capacity):

titulaire du (des) nombre(s) suivant(s) de titres émis par MDxHealth SA, ayant son siège au CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgique,	owner of the following number of securities issued by MDxHealth SA, with its registered office at CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium,

Nombre d’Actions Européennes nominatives / Number of registered European Shares:

Nombre d’Actions Européennes dématérialisées / Number of dematerialised European Shares:

Nombre d’Actions Américaines, inscrites directement dans le Registre Américain des Actions (pas par l’intermédiaire de DTCC) / Number of U.S. Shares reflected directly in the U.S. Share Register (not through DTCC):

Nombre d’Actions Américaines, inscrites indirectement dans le Registre Américain des Actions (par l’intermédiaire de DTCC) / Number of U.S. Shares reflected indirectly in the U.S. Share Register (through DTCC):

Nombre de droits de souscription / Number of subscription rights:[1]

constitue pour mandataire spécial, avec pouvoir de substitution:	appoints as his/her/its proxy holder, with power of substitution:

☐ M./Mme / Mr./Ms.	2
☐ Président du conseil d’administration / Chair of the board of directors[3]

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[1] Conformément à l’article 7:135 du Code des sociétés et des associations, les titulaires de droits de souscription ont le droit de participer à l’assemblée générale des actionnaires mais seulement avec voix consultative.	[1] Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to attend the shareholders’ meeting, but only with an advisory vote.

[2] Veuillez compléter tel qu’approprié. Une absence d’instruction sera interprétée comme une nomination du président du conseil d’administration en tant que mandataire.	[2] Please complete as appropriate. An absence of instruction shall be tantamount to an appointment of the chair of the board of directors as proxy holder.

[3] Le président du conseil d’administration de la Société a le pouvoir de nommer un autre administrateur, un employé ou remplaçant désigné de la Société comme suppléant en vertu d’une sous-délégation si le président est empêché d’assister à l’assemblée générale des actionnaires. Le président ou son suppléant ne vote qu’en exécution de la procuration, conformément aux instructions de vote spécifiques figurant dans la procuration. Voir également la note 2 ci-dessous.	[3] The chair of the board of directors of the Company has the power to appoint another director, employee or substitute of the Company as a substitute pursuant to a sub delegation if the chair is hindered to attend the general shareholders’ meeting. The chair or his substitute may only vote in execution of the proxy, in accordance with the specific voting instructions included in the proxy. See also note 2 below.

lequel accepte ainsi d’être nommé, et à qui le/la soussigné(e) donne les pouvoirs et instructions de vote spécifiques suivants:[4]	who agrees to be so appointed, and to whom the undersigned gives the following powers and specific voting instructions:[4]

[4] Veuillez indiquer l’instruction de vote dans les cases appropriées pour les points à l’ordre du jour. En l’absence d’une instruction de vote pour un point de l’ordre du jour, ou dans le cas où, pour quelque raison que ce soit, il y aurait un manque de clarté concernant les instructions de vote, le mandataire sera présumé avoir voté “en faveur” de la résolution proposée soutenue par le conseil d’administration et cela sera considéré comme une instruction de vote spécifique au sens de l’article 7:143 §4 2° du Code des sociétés et des associations.	[4] Please indicate the voting instructions in the appropriate boxes of the agenda items. In the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will be presumed to have voted “in favour” of the proposed resolution supported by the board of directors and that this will be deemed to be a specific voting instruction in the sense of article 7:143 §4 2° of the Belgian Companies and Associations Code.

I. De représenter le/la soussigné(e) à l’assemblée générale extraordinaire des actionnaires à tenir le vendredi 27 juin 2025 à 16h00 (heure belge), dans les bureaux de Maître Stijn Raes, notaire, à Kortrijksesteenweg 1147, 9051 Gand, Belgique, ou à tout autre endroit qui sera indiqué à cette occasion.	I. To represent the undersigned at the extraordinary general meeting of shareholders to be held on Friday, 27 June 2025 at 4:00 p.m. (Belgian time), at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such place as will be indicated at that place at that time.

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ORDRE DU JOUR assemblée générale extraordinaire	agenda extraordinary general meeting

1. Communication des rapports - Plan d’Option sur Action de 2025	1. Submission of reports - 2025 Share Option Plan

Communication et discussion sur :	Submission of and discussion on:

a) le rapport du conseil d’administration de la Société, préparé conformément aux articles 7:180 et 7:191 du Code des sociétés et associations relatif à la proposition d’émettre 3.500.000 nouveaux droits de souscription de la Société (les “2025 Share Options”), en vertu d’un plan d’option sur action dénommé “le Plan d’Option sur Action de 2025”, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des membres du personnel de la Société et de ses filiales de temps à autre, au sens de l’article 1:27 du Code des sociétés et des associations (les “Participants Sélectionnés”); et	a) the report of the board of directors of the Company, prepared in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code, in relation to the proposal to issue 3,500,000 new subscription rights for shares of the Company (the ”2025 Share Options”), pursuant to a share option plan named “the 2025 Share Option Plan”, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of the members of the personnel of the Company and its subsidiaries from time to time, within the meaning of article 1:27 of the Belgian Companies and Associations Code (the “Selected Participants”); and

b) le rapport du commissaire de la Société, préparé conformément aux articles 7:180 et 7:191 du Code des sociétés et des associations, concernant la proposition d’émettre 3.500.000 2025 Share Options et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des Participant Sélectionnés.	b) the report of the statutory auditor of the Company, prepared in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code, in relation to the proposal to issue 3,500,000 2025 Share Options, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, to the benefit of the Selected Participants.

2. Proposition d’émettre 3.500.000 2025 Share Options	2. Proposal to issue 3,500,000 2025 Share Options

► Proposition de résolution :	►Proposed resolution:
L’assemblée générale des actionnaires décide d’approuver l’émission de 3.500.000 2025 Share Options, en vertu d’un plan d’option sur action dénommé “le Plan d’Option sur Action de 2025”, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des Participants Sélectionnés. En conséquence, le conseil d’administration décide de ce qui suit :	The general shareholders’ meeting resolves to approve the issuance of 3,500,000 2025 Share Options, pursuant to a share option plan named the “2025 Share Option Plan”, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of Selected Participant. In view thereof, the general shareholders’ meeting resolves as follows:

(a) Termes et conditions des 2025 Share Options : Les termes et conditions des 2025 Share Options (inclus, mais sans s’y limiter, le prix d’exercice des 2025 Share Options) seront tels que figurant dans l’annexe au rapport du conseil d’administration visé au point 1.(a) de l’ordre du jour (aux fins de la présente résolution, le “Plan”), dont une copie restera jointe procès-verbal constatant la présente résolution. Les 2025 Share Options ont une durée de 10 ans à partir de leur date d’émission.	(a) Terms and conditions of the 2025 Share Options: The terms and conditions of the 2025 Share Options (including, but not limited to, the exercise price of the 2025 Share Options) shall be as set out in the annex to the report of the board of directors referred to in item 1.(a) of the agenda (for the purpose of this resolution, the “Plan”), a copy of which shall remain attached to the minutes recording the present resolution. The 2025 Share Options have a term of ten years as from their issue date.

(b) Actions sous-jacentes : Chaque 2025 Share Option donne à son détenteur le droit de souscrire à une nouvelle action qui sera émise par la Société. Les nouvelles actions à émettre lors de l’exercice des 2025 Share Options auront les mêmes droits et avantages, et seront à tous égards pari passu, en ce compris en ce qui concerne les droits aux dividendes et autres distributions, avec les actions existantes et en circulation de la Société au moment de leur émission, et auront droit aux dividendes et autres distributions pour lesquelles la date d’enregistrement ou la date d’échéance tombe à, ou après la date d’émission des nouvelles actions.	(b) Underlying shares: Each 2025 Share Option shall entitle the holder thereof to subscribe for one new share to be issued by the Company. The new shares to be issued at the occasion of the exercise of the 2025 Share Options shall have the same rights and benefits as, and rank pari passu in all respects, including as to entitlements to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issuance, and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of issue of the new shares.

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(c) Suppression du droit de préférence en faveur des Participants Sélectionnés : L’assemblée générale des actionnaires décide, conformément à l’article 7:191 du Code des sociétés et des associations, de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des Participants Sélectionnés, et d’approuver la possibilité pour la Société d’octroyer les 2025 Share Options aux Participants Sélectionnés, comme expliqué plus en détail dans le rapport du conseil d’administration visé au point 1.(a) de l’ordre du jour et dans les termes et conditions du Plan.	(c) Dis-application of the preferential subscription right for the benefit of the Selected Participants: The general shareholders’ meeting resolves, in accordance with article 7:191 of the Belgian Companies and Associations Code, to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of the Selected Participants, and to approve the possibility for the Company to grant the 2025 Share Options to the Selected Participants, as further explained in the report of the board of directors referred to in item 1.(a) of the agenda and the terms and conditions of the Plan.

(d) Confirmation de la souscription de 2025 Share Options par la Société : L’assemblée générale des actionnaires décide d’approuver et de confirmer que la Société sera en mesure de souscrire aux 2025 Share Options, en vue de créer un pool de 2025 Share Options disponible pour des octrois ultérieurs aux Participants Sélectionnés. La Société ne peut cependant pas exercer les 2025 Share Options pour son compte propre.	(d) Confirmation of the subscription of 2025 Share Options by the Company: The general shareholders’ meeting resolves to approve and confirm that the Company will be able to subscribe for the 2025 Share Options, with a view to creating a pool of outstanding 2025 Share Options available for further grants to Selected Participants. The Company may not, however, exercise the 2025 Share Options for its own account.

(e) Augmentation de capital conditionnelle et émission de nouvelles actions : L’assemblée générale des actionnaires décide, sous réserve et dans la mesure de l’exercice des 2025 Share Options, d’augmenter le capital de la Société et d’émettre le nombre approprié de nouvelles actions pouvant être émises lors de l’exercice des 2025 Share Options. Sous réserve et conformément aux dispositions du Plan, lors de l’exercice des 2025 Share Options et de l’émission de nouvelles actions, le montant total du prix d’exercice des 2025 Share Options sera affecté (le cas échéant, après conversion dans la devise du capital de la Société, sur la base du taux de change USD/EUR publié par la Banque centrale européenne, comme prévu à la section 5.2 du Plan) au capital de la Société. Dans la mesure où le montant du prix d’exercice des 2025 Share Options, par action à émettre lors de l’exercice des 2025 Share Options, excède le pair comptable des actions de la Société existantes alors immédiatement avant l’émission des nouvelles actions concernées, une partie du prix d’exercice, par action à émettre lors de l’exercice des 2025 Share Options, égale à ce pair comptable sera comptabilisée en capital, le solde étant comptabilisé en prime d’émission. Suite à l’augmentation de capital et à l’émission de nouvelles actions, chaque action nouvelle et existante représentera la même fraction du capital de la Société.	(e) Conditional capital increase and issue of new shares: The general shareholders’ meeting resolves, subject to, and to the extent of the exercise of the 2025 Share Options, to increase the Company’s share capital and to issue the relevant number of new shares issuable upon the exercise of the 2025 Share Options. Subject to, and in accordance with, the provisions of the Plan, upon exercise of the 2025 Share Options and issue of new shares, the aggregate amount of the exercise price of the 2025 Share Options will be allocated to (as the case may be, following conversion into the Company’s share capital currency, on the basis of the relevant USD/EUR exchange ratio as shall be published by the European Central Bank, as provided for in section 5.2 of the Plan) the share capital of the Company. To the extent that the amount of the exercise price of the 2025 Share Options, per share to be issued upon exercise of the 2025 Share Options, exceeds the fractional value of the then existing shares of the Company existing immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the 2025 Share Options, equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. Following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company.

(f) Prime d’émission : Toute prime d’émission qui sera comptabilisée en relation avec les 2025 Share Options sera comptabilisée sur un compte indisponible au passif du bilan de la Société dans ses capitaux propres, et le compte sur lequel la prime d’émission sera comptabilisée constituera, au même titre que le capital de la Société, la garantie des tiers et, sauf possibilité de capitalisation de ces réserves, ne pourra être réduit ou supprimé que par une décision de l’assemblée générale des actionnaires statuant dans les conditions requises pour la modification des statuts de la Société.	(f) Issue premium: Any issue premium that will be booked in connection with the 2025 Share Options shall be accounted for on a non-distributable account on the liabilities side of the Company’s balance sheet under its net equity, and the account on which the issue premium will be booked shall, like the share capital, serve as a guarantee for third parties and can only be reduced on the basis of a lawful resolution of the general shareholders’ meeting passed in the manner required for an amendments to the Company’s articles of association.

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(g) Procurations : Le conseil d’administration est autorisé à mettre en oeuvre et à exécuter les résolution adoptées par l’assemblée générale des actionnaires en rapport avec les 2025 Share Options, et à prendre toutes les mesures et à accomplir toutes les formalités requises en vertu du Plan, des statuts de la Société et de la loi applicable afin d’émettre ou transférer les actions lors de l’exercice des 2025 Share Options. En outre, chaque administrateur de la Société, Joe Sollee et Ron Kalfus, chacun agissant individuellement et avec possibilité de subdélégation et pouvoir de subrogation, auront le pouvoir, lors de l’exercice des 2025 Share Options, (i) de procéder à la constatation (A) de l’augmentation de capital et de l’émission de nouvelles actions résultant de cet exercice, (B) de l’allocation du capital et (le cas échéant) de la prime d’émission, et (C) de la modification des statuts de la Société afin de refléter le nouveau capital et nombre d’actions en circulation suite à l’exercice des 2025 Share Options, (ii) de signer et remettre, au nom de la Société, la documentation Euroclear, Computershare, Nasdaq, bancaire et/ou autre pertinente, le registre des actions et tous les autres documents nécessaires en relation avec l’émission et la délivrance des actions aux Participant Sélectionnés concernés et l’admission de ces actions à la cotation et à la négociation, et (iii) faire tout ce qui peut être nécessaire ou utile (y compris, mais sans s’y limiter, la préparation et l’exécution de tous les documents et formulaires) pour l’admission des actions émises lors de l’exercice des 2025 Share Options à la négociation sur Nasdaq (ou tout autre marché sur lequel les actions de la Société seront négociées à ce moment).	(g) Powers of attorney: The board of directors is authorised to implement and execute the resolutions passed by the general shareholders’ meeting in connection with the 2025 Share Options, and to take all steps and carry out all formalities that shall be required by virtue of the Plan, the Company’s articles of association and applicable law in order to issue or transfer the shares upon exercise of the 2025 Share Options. Furthermore, each of the Company’s directors, Joe Sollee and Ron Kalfus, each such person acting individually and with possibility of sub-delegation and the power of subrogation, shall have the power, upon exercise of the 2025 Share Options, (i) to proceed with the recording of (A) the capital increase and issue of new shares resulting from such exercise, (B) the allocation of the share capital and (as applicable) the issue premium, and (C) the amendment of the Company’s articles of association in order to reflect the new share capital and number of outstanding shares following the exercise of the 2025 Share Options, (ii) to sign and deliver, on behalf of the Company, the relevant Euroclear, Computershare, Nasdaq, bank and/or other documentation, the share register and all other necessary documents in connection with the issuance and delivery of the shares to the Selected Participants concerned and the admission to listing and trading of such shares, and (iii) to do whatever may be necessary or useful (including but not limited to the preparation and execution of all documents and forms) for the admission of the shares issued upon the exercise of the 2025 Share Options to trading on Nasdaq (or such other markets on which the Company’s shares will be trading at that time).

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

II. Si l’assemblée générale extraordinaire des actionnaires est ajournée ou suspendue, le mandataire spécial aura les pouvoirs de représenter le soussigné à l’assemblée générale des actionnaires qui sera tenue avec le même ordre du jour, le cas échéant:	II. In case the aforementioned extraordinary general shareholders’ meeting would be postponed or suspended, the special proxy holder shall have the power to represent the undersigned at the general shareholders’ meeting that would be held having the same agenda, as relevant:

☐ oui	☐ yes
☐ non	☐ no

Veuillez remplir la case appropriée. Une absence d’instruction ou si, pour quelque raison, il y a une absence de clarté à propos de l’instruction donnée, le soussigné sera supposé avoir choisi “oui”. Veuillez noter qu’aux fins de s’appliquer à telle assemblée subséquente, les titulaires de titres doivent s’enregistrer à nouveau pour cette assemblée.	Please tick the appropriate box. In the absence of an instruction, or if, for whatever reason, there is a lack of clarity with regard to the instruction given, the undersigned shall be deemed to have selected “yes”. Please note that in order to apply for such subsequent meeting, holders of securities must again register for such meeting.

Si, pendant l’assemblée, il y a des modifications à une proposition de résolution ou une nouvelle proposition de résolution:[1]	In case of amendments during the meeting to a proposed resolution or a new proposed resolution:[1]

☐ le mandataire spécial votera contre la résolution modifiée ou nouvelle	☐ the proxy holder shall vote against the amended or new resolution
☐ le mandataire spécial s’abstiendra de voter sur la résolution modifiée ou nouvelle	☐ the proxy holder shall abstain from the vote on the amended or new resolution
☐ le mandataire spécial votera sur la résolution modifiée ou nouvelle selon la manière supportée ou recommandée par le conseil d’administration de la Société	☐ the proxy holder shall vote on the amended or new resolution in the manner supported or recommended by the board of directors of the Company

[1] Veuillez cocher tel qu’approprié. Une absence d’instruction sera interprétée comme une instruction de voter pour la résolution modifiée ou nouvelle selon la manière supportée ou recommandée par le conseil d’administration de la Société.	[1] Please complete as appropriate. An absence of instruction shall be tantamount to an instruction to vote for the amended or new resolution as will be supported or recommended by the board of directors of the Company.

Assemblée Générale Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Extraordinary General Shareholders' Meeting of MDxHealth SA - Proxy	6/7

III. Le mandataire spécial est autorisé, au nom et pour le compte du soussigné, à signer toutes listes de présence et procès-verbaux, à participer à toutes les délibérations, à prendre part au vote sur toutes les décisions ou sujets pouvant, conformément à cet ordre du jour, être soumis à l’assemblée.	III. The special proxy holder has the power to, in the name of and on behalf of the undersigned, sign all attendance lists and minutes, participate in all deliberations, vote with respect to all decisions or items that can, pursuant to this agenda, be presented to said meeting.

IV. Le mandataire spécial est autorisé, en général, à faire tout ce qui semble nécessaire et/ou utile pour exercer cette procuration.	IV. In general, the special proxy holder has the power to do all that appears necessary and/or useful for the exercise of this proxy.

Le/la soussigné(e) ratifie et approuve par la présente tous les actes accomplis par le mandataire spécial susmentionné. Le mandataire spécial votera pour le compte du/de la soussigné(s) conformément aux instructions spécifiques données ci-dessus.	The undersigned hereby ratifies and approves all acts carried out by the aforementioned proxy holder. The special proxy holder will vote on behalf of the undersigned in accordance with the specific instructions given above.

La présente procuration vaut également notification conformément aux formalités décrites dans l’invitation à l’assemblée générale extraordinaire des actionnaires de la Société à tenir le vendredi 27 juin 2025, à condition qu’elle soit dûment complétée par le soussigné et reçue par la Société au plus tard à la Date limite de Notification.	The present proxy shall also serve as notification in accordance with the formalities described in the notice convening the extraordinary general shareholders’ meeting of the Company to be held on Friday, 27 June 2025, provided it is duly completed by the undersigned and received by the Company at the latest on the Notification Deadline.

Le soussigné confirme que la traduction anglaise de la présente procuration n’est qu’une traduction libre en anglais et à titre informatif uniquement, et que la version française prévaut sur la version anglaise.	The undersigned confirms that the English translation of the present proxy is a free English translation and for information purposes only, and that the French version shall prevail over the English version.

BON POUR PROCURATION	GOOD FOR PROXY

...........................................2025

(date)

...............................................................................................

(nom / name)

...............................................................................................

(signature)

Assemblée Générale Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Extraordinary General Shareholders' Meeting of MDxHealth SA - Proxy	7/7